PROTECTION ONE, INC.
PROTECTION ONE ALARM MONITORING, INC.

May 27, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:                 Larry Spirgel

Kathryn Jacobson

Re:                             Comment Letter Dated April 29, 2005 Regarding Protection One, Inc. and Protection One Alarm Monitoring, Inc.
Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2004 (SEC File Nos. 1-12181-01 and 1-12181)

Dear Mr. Spirgel and Ms. Jacobson:

On behalf of Protection One, Inc. and Protection One Alarm Monitoring, Inc. (collectively, the “Company” or “Protection One”), this letter responds to the letter, dated April 29, 2005 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2004.  The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for the year ended December 31, 2004

Item 1. Business, page 10

1.                                      Provide us with more details of your agreement with BellSouth. Tell us how you account for the upfront royalties and recurring royalties and where they are classified in the income statement.  Refer to your basis in the accounting literature.

Response: In October 2001, Protection One entered into a Joint Marketing Agreement (as amended, the “Agreement”) with BellSouth Telecommunications (“BellSouth”) and BellSouth Intellectual Property Marketing Corporation (“BIPMARK”). The Agreement was subsequently amended on December 1, 2002, April 22, 2003 and November 1, 2004.  Pursuant to the Agreement, BIPMARK has provided the Company a non-exclusive license to operate its security monitoring business under the name BellSouth® Security Services from Protection One in the nine state region served by BellSouth.  Protection One operates in the BellSouth region exclusively under this co-branded name.

All parties to the Agreement are obligated to promote the sale of security monitoring services using that brand through various internal and external sales and distribution channels.

The co-branded security alarm monitoring contracts are owned by Protection One. Bellsouth has no ownership interest in the customer contracts.  Protection One pays BIPMARK a one-time nonrefundable fee for each co-branded contract, and, in addition, for so long as a customer remains active and the Agreement remains in force, a monthly royalty that is a percentage of the recurring monthly revenue Protection One earns from the customer.

Because the up-front royalty is a direct and incremental cost of acquiring the customer contract, the Company defers this amount as a customer acquisition cost and amortizes these costs over the term of the contract.  See the Company’s response to Comment No. 7 for further discussion regarding the deferral of commissions directly related to the origination of a contract.  The recurring royalty is charged to expense as incurred and is included in the cost of monitoring and related services revenues.

Attrition, page 32

2.                                      Tell us what you mean by “our wholesale base and for accounts, which are covered under a purchase price holdback and are “put” back to the seller. We reduce the gross accounts lost...by the amount of the guarantee provided for in the purchase agreements with sellers.” Tell us how your calculated attrition rates impact your various accounting policies.

Response: Protection One defines “purchase price holdback,” in the dealer context (or “dealer holdback”), as the portion of the purchase price payable by Protection One to a dealer for alarm monitoring accounts, the payment of which is deferred (or “held back”) by Protection One as security for the dealer’s guarantee during a specified guarantee period of a minimum level of recurring monthly revenue (“RMR”) from the purchased accounts. Protection One’s typical dealer agreements provided that Protection One would agree to pay the dealer a multiple of RMR for a portfolio of accounts (for example, 30X) and hold back a portion of the purchase price (for example, 3X). At the end of the defined guarantee period (typically one year), Protection One would examine its records from the purchased account portfolio and determine the number of accounts and associated RMR that had canceled service or failed to pay for service within the terms of the contract (“Lost RMR”).  Protection One would return or “put” back these accounts and contracts to the selling dealer and reduce the amount of the purchase price holdback by the product of (i) Lost RMR from these accounts and (ii) the original RMR purchase multiple.

In determining the number of lost accounts for attrition calculation purposes, the Company excludes accounts returned to the selling dealers under these holdback arrangements.  The Company believes this is appropriate because, by reducing the amount of the purchase price holdback paid to the dealer and by returning the contracts, the Company ultimately did not purchase the accounts and therefore should not reflect them as lost accounts.

In the calculation of customer attrition on a consolidated basis, the Company also makes adjustments to lost accounts equal to the net change in its wholesale base of accounts during the specified period.  The Company’s consolidated customer attrition does not impact its various accounting policies because the Company’s amortization rates are based on lifing studies of account attrition by customer pool and excludes wholesale accounts.

The Company periodically evaluates the appropriateness of its estimate of the average customer life of each of its customer pools, the Protection One Monitoring pool and the Network Multifamily pool.  See the Company’s response to Comment No. 10 regarding the Company’s determination of the expected life of its customers.  As part of this evaluation, the Company tracks the appropriate attrition rates of each of its customer pools to determine whether the actual attrition experience is aligned with the Company’s expectations when last evaluating the average customer life.  The Company believes that, although its Protection One Monitoring pool customer attrition rates have been improving, the current amortization periods and methods remain appropriate.

Results of Operations

Protection One Consolidated, page 39

3.                                      Tell us how you were able to reduce insurance costs despite various claims and matters of litigation, including certain settlements with participation by your insurance carriers.

Response: The difference in insurance costs between fiscal years 2004 and 2003 arises principally from a change in the cost of Directors’ and Officers’ (“D&O”) liability insurance, resulting from a lower coverage limit as well as reduced cost per dollar of insurance.  The Company’s D&O policy year until February 17, 2004 was August 1 – July 31.  Effective February 17, 2004, the Company’s D&O policy year changed to February 17 – February 16.

During 2002 and 2003, the Company was an 87% owned subsidiary of Westar Energy, Inc. (“Westar”) and participated with its parent in the purchase of D&O coverage with $155 million of  limits for the policy year 8/1/02 – 7/31/03 and $120 million of limits for the policy year 8/1/03 – 7/31/04.  During this time period, prices for D&O insurance increased tremendously in the wake of various corporate scandals.  The Company’s premium per $1 million of limits for the policy year ended 7/31/03 was more than four times the premium per $1 million of limits for the policy year ended 7/31/02.  The Company’s cost per $1 million of limits for the policy year ended 7/31/04 was more than two times higher than for the policy year ended 7/31/03.  According to the Company’s insurance advisors, the average rate per $1 million limit of D&O public placements from January 2003 to April 2003 (when the Company was in the market for insurance) increased by 221% from the prior year.

In February 2004, Westar sold its interests in the Company to affiliates of Quadrangle Group LLC (“Quadrangle”), a private equity firm.  In connection with the sale, the Company’s coverage under the policy owned by its former parent, Westar, ended.  For the new policy year February 17, 2004 – February 16, 2005, the Company purchased $35 million of limits that reflected, in part, the reduced value of its public equity.  The cost per $1 million of the new policy was also less, by almost 50%, than the cost per $1 million for the policy in effect through February 16, 2004.

The cost of the Company’s policy for the policy year ending February 17, 2005 did not appear to be affected by its settlement, in late 2002, of a class action litigation involving purchasers of the Company’s stock during the period February 10, 1998 - February 2, 2001.  Nor was it materially affected by other pending claims, the most significant of which pre-dated the Company’s current management.

The combination of these factors resulted in lower expense for D&O insurance in fiscal 2004.

Form 10-K/A for the year ended December 31, 2004

Consolidated Statements of Operations and Comprehensive Loss, page 5

4.                                      As required by SAB Topic 11:B, revise your presentation to either 1) reclassify the depreciation and amortization applicable to cost of revenues, or 2) remove the caption gross profit and indicate the amount of applicable depreciation and amortization that is excluded from cost of revenue.

Response:  In its Form 10-Q for the quarterly period ended March 31, 2005, the Company removed the caption gross profit and indicated in the line item for total cost of revenues that the total cost of revenues is exclusive of amortization and depreciation expense shown separately in operating expenses.  The Company intends to follow this presentation in its future filings with the Securities and Exchange Commission.

1.  The Company, page 8

5.                                      Provide us with an update of your analysis of SAB Topic 5:J.

Response:  The Company submitted a “pre-clearance” letter, dated April 22, 2005 (attached hereto as Exhibit I), to the Office of the Chief Accountant, and on May 10, 2005, submitted a

“confirming” letter (attached hereto as Exhibit II) to the Office of the Chief Accountant confirming the Company’s understanding that the Staff would not object to (1) the Company applying the push down basis of accounting as of February 8, 2005, the date on which Quadrangle acquired “substantially all” of the Company’s common stock, and (2) the Company’s reporting on such new basis of accounting on a prospective basis.

(b) Revenue Recognition, page 9

6.                                      Tell us your basis in the accounting literature for deferring revenues from system installation and equipment upgrades in connection with residential monitoring service contracts.  Provide us with your detailed analysis of EITF 00-21.

Response:  The Company believes arrangements with its residential customers contain multiple revenue-generating activities.  As suggested in SAB Topic 13.A.1, the Company first looked to the guidance provided in EITF 00-21 to determine if the multiple revenue-generating activities consist of more than one unit of accounting.

The Company evaluated the revenue generating activities in its arrangements with its residential customers in conjunction with the guidance in EITF 00-21 and determined that none of them should be considered a separate unit of accounting.

The Company identified the following three revenue generating activities in arrangements with its residential customers:

1)              A nonrefundable initial fee to install and activate the basic system at the customer’s residence. The Company retains title to the basic system.

2)              A three year monitoring service contract.

3)              In most cases, the customer purchases additional security system components (such as an additional key pad, for example) to be installed in addition to the basic package for an additional fee.  The Company does not retain title to the additional components and only sells the additional security system components to active customers under an existing monitoring contract.

To determine whether the arrangement consists of more than one unit of accounting, the Company evaluated paragraph 9 of
EITF 00-21, which states:

“In an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

a. The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

b. There is objective and reliable evidence of the fair value of the undelivered item(s).

c. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.”

The Company considers the initial fee described in (1), above, to be an “installation and activation fee” which is additional arrangement consideration to be allocated.  The installation and activation of the basic system and the sale of additional security system components, if any, are delivered first, followed by the monitoring service (which is provided over the three-year period of the arrangement).

The Company does not believe that the sale of additional security system components meets the criteria of paragraph 9(a) of EITF 00-21, because the Company only sells the additional components to customers with active monitoring contracts and believes the same to be true of its competitors.  Further, the Company does not believe there is any resale value in the additional components because these components have no utility to the customer other than when installed in the residence and connected to the installed security system.  Furthermore, the Company would not install residential system components other than those sold to a customer in conjunction with a monitoring contract.

The Company believes deferral of revenue is appropriate with recognition of revenue over the periods that the fees are earned because it believes the arrangement with its residential customers is analogous to the following example detailed in Question 1 of SAB Topic 13.A.3(f):

“A registrant requires a customer to pay a nonrefundable “activation fee” when entering into an arrangement to provide telecommunication services.  The terms of the arrangement require the customer to pay a monthly usage fee that is adequate to recover the registrant’s operating costs.  The costs incurred to activate the telecommunication service are nominal.”

The Staff’s Interpretative Response states, in part:

“Unless the up-front fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process, the deferral of revenue is appropriate…The terms, conditions and amounts of these fees typically are negotiated in conjunction with the pricing of all the elements in the arrangement, and the customer would ascribe a significantly lower, and perhaps no, value to elements ostensibly associated with the up-front fee in the absence of the registrant’s performance of other contractual elements.  The fact that the registrants do not sell the initial rights, products, or services separately (i.e., without the registrants’ continuing involvement) supports the staff’s view.  The staff believes that the customers are purchasing the on-going rights, products, or services being provided through the registrants’ continuing involvement.  Further, the staff believes that the earnings process is completed by performing under the terms of the arrangements, not simply by originating a revenue-generating arrangement.”

7.                                      Specifically regarding your deferred expenses, or “deferred customer acquisition costs:”

•                  Tell us the nature of these costs and why you believe it is appropriate to defer these costs.  Tell us why you believe they are directly related to the origination of a contract.  Refer to your basis in the accounting literature.

•                  Tell us why you believe it is appropriate to defer the “costs in excess of the deferred revenue” over the initial contract term.  Demonstrate to us that such costs are recoverable over the initial contract term.

Response:  Deferred customer acquisition costs are comprised of the direct and incremental costs incurred by the Company that relate to the origination of a contract.  These costs include (1) the sales commission, (2) the cost of the equipment, (3) the labor cost to install the equipment and (4) other miscellaneous direct and incremental costs.

For solicitation costs (i.e., sales commissions), the Company follows the guidance in paragraph 4 of Technical Bulletin 90-1, which states:

“Costs that are directly related to the acquisition of a contract and that would have not been incurred but for the acquisition of that contract (incremental direct acquisition costs) should be deferred and charged to expense in proportion to the revenue recognized.  All other costs, such as costs of services performed under the contract, general and administrative expenses, advertising expenses, and costs associated with the negotiation of a contract that is not consummated, should be charged to expense as incurred.”

Sales commissions are earned upon consummation of the installation and monitoring contract agreement and are deferred and amortized over the contract life.  All other selling expenses are deducted as incurred, including advertising costs, solicitation costs and salaries and related benefits.

With respect to equipment costs, labor costs and other miscellaneous direct and incremental costs involved in acquiring a customer contract, the Company capitalizes the direct and incremental portions of those costs in accordance with paragraph 6(a) and 6(b) of Statement 91, which by analogy allows for deferral of costs directly related to the origination of a contract.

Because the deferred customer acquisition costs are directly and incrementally incurred in order to secure the customer contract, the Company believes it is appropriate to record these costs as an asset, effectively representing the Company’s investment in the contract.  The contract is enforced by the Company and the minimum contractual revenue (after giving effect to the related direct costs) is greater than the net investment amount, as indicated in the following example of a typical arrangement:

The Company installs a home security system in conjunction with a three-year monitoring contract requiring monthly monitoring and service of the security system for $30 per month.  The Company charges an up-front fee of $199 to activate the system and $250 for additional components of the security system sold to the customer to be installed with the customer’s basic system package for a total up-front fee of $449.   The Company incurs $325 in equipment costs, $225 in labor costs to install the equipment, $50 in other miscellaneous direct and incremental costs and $200 in commissions for total direct and incremental costs of $800 associated with origination of the contract.

The deferred cost in excess of deferred revenue, or net asset, related to this contract is therefore $351 ($800 minus $449).  The Company has an enforceable three-year service contract with the customer for 36 months at $30 per month for total consideration of $1,080.  The Company estimates its revenue margin for monitoring and related service at approximately 70%, so the estimated net cash inflows would be $756 (or $1,080 multiplied by 70%) over the three-year contract period, which exceeds the net asset of $351.

8.                                      Provide us with more details of what you mean by the statement, “when the Company passes title to a system unaccompanied by a service agreement or the Company passes title at a price that it believes is unaffected by an accompanying but undelivered service, the Company recognizes revenues and costs in the period incurred.”  Describe your accounting policy in more detail and refer to your basis in the accounting literature. Also, tell us to which customers these arrangements apply.

Response:  These arrangements relate to commercial customers in instances where the customer elects to purchase the security system regardless of whether such purchase is accompanied by a monitoring service contract.  These arrangements typically involve larger commercial customers whose electronic security systems may include card access control, closed circuit television monitoring systems and/or extensive burglar and fire detection systems.

The Company evaluated paragraph 9 of EITF 00-21 (see the Company’s response to Comment No. 6) to determine whether the arrangement consists of more than one unit of accounting.  The Company determined that when there is a sale without an accompanying service contract, the arrangement consists of only one unit of accounting and the culmination of the earnings process is complete with the installation of the equipment.

The Company determined that, when the arrangement consists of the sale of equipment and includes an accompanying service agreement, the arrangement consists of two separate units of accounting: (1) the sale of the system, and (2) the undelivered service contract.

The Company believes sales of these large commercial systems meet the criteria in paragraph 9(a) and 9(b) of EITF 00-21 because the Company and its competitors sell these systems with or without an accompanying service contract and the sales price charged by the Company for these large commercial systems is unaffected by whether the customer elects to purchase any additional services.

With the sale of the commercial security system (and title of the system passing to the customer), the Company believes the culmination of the separate earnings process is complete and therefore recognizes revenue currently from the sale along with the associated costs of revenue and selling costs.

9.                                      We note your statement that you defer revenues and direct costs “in cases where the Company retains title to the system or prices the system lower than it otherwise would because of an accompanying service agreement.” Provide us with more details of what you mean by this statement and cite your basis in the accounting literature. Tell us the circumstances where you retain title to the system.

Response:  These arrangements also relate to commercial customers but, as opposed to an arrangement in which the Company sells the security system as discussed in the Company’s response to Comment No. 8, the Company retains title to the security system.

The Company believes that these arrangements consist of only one unit of accounting since there is not a sale of the system as opposed to the arrangement described in the Company’s response to Comment No. 8.  The Company considers the installation and activation fee only as it relates to the allocation of arrangement consideration and does not believe the fee represents a separate unit of accounting.

The Company believes the deferral of revenue is appropriate, with the recognition of revenue over the periods that the fees are earned, because it believes this arrangement is analogous to the example in Question 1 of SAB Topic 13.A.3(f) – please see the Company’s response to Comment No. 6.

10.                               Tell us how you determine the expected life of each of your customers.

Response:  Based on the results of a lifing study performed by a third party appraisal firm in the first quarter of 2002, the Company estimated the average expected life of its customers by segment.  The report showed that each segment’s customer pool can expect a declining revenue stream with an estimated remaining life of nine years for the Protection One Monitoring segment and ten years for the Network Multifamily segment.  The Company evaluated the differing rates of declining revenue streams for each of the segments and selected an amortization rate for each segment that closely matched the respective decline curves, in particular during the first five years when the decline is greatest and a significant portion of the revenue stream is expected to be received.  This analysis was used to establish the amortization rates of the Company’s existing pools of customers, and the Company believes that it is also a reasonable basis for estimates of expected life for newly acquired customers in each segment, which is discussed in more detail in the responses to Comments No. 11 and No. 12.

11.                               Citing the pertinent accounting literature, tell us why an accelerated method of revenue recognition for residential and commercial customers is appropriate in your circumstances.  Assuming that attrition is greatest during the initial years of the agreement, are you able to recover the revenue amounts that had been recognized on an accelerated basis through the date of cancellation? Tell us the pertinent terms of the agreement, including performance, cancellation, termination, automatic renewal, or refund-type provisions, that support your accounting treatment.

Response:  The Company notes that the Staff concluded in its Interpretive Response to question No.1 of SAB Topic 13.A.3(f) that the deferral of up-front fees “generally should be deferred and recognized systematically over the periods that the fees are earned.”  Note 40 to such Interpretive Response expands on this statement as follows:

“A systemic method would be on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, in which case that pattern should be followed.”

The Company utilizes an accelerated method of amortization for its residential and commercial customers because it believes this method best approximates the results that would be obtained by utilization of a straight-line amortization method on a specific contract basis.  The Company does not track its Protection One Monitoring segment’s residential and commercial customer contract deferred revenues on a contract by contract basis and therefore does not write-off the remaining balance of a specific contract when the customer relationship terminates.  Please refer to the Company’s response in Comment No. 10 regarding the Company’s selection of an amortization rate for its Protection One Monitoring segment.

The revenue amounts recognized on an accelerated basis represent only the nonrefundable amounts charged at the inception of the contractual arrangement; therefore, the revenue recognized has already been recovered.  The Company’s residential monitoring contracts typically have a three-year initial term, while commercial service contracts typically range from a three-to five-year initial term and may include monitoring services, fire inspection services and/or equipment maintenance services.  Except where prohibited by law, both residential and commercial contracts contain provisions automatically renewing the term of the contract for additional annual periods upon the expiration of the initial term of the arrangement.  The residential agreements also typically contain provisions providing that should the customer cancel the contract prior to the end of the initial contract term, the customer must pay the lesser of either a cancellation fee or an amount equal to the fees that would have been payable through the current term but for the early cancellation.

12.                               Tell us whether deferred costs, that are less than or equal to deferred revenues, are amortized on a straight-line basis or an accelerated basis.  Also, tell us why you believe your amortization method is appropriate.

Response:  These deferred costs are charged to expense proportionally and over the same period as deferred revenue is recognized as revenue in accordance with the Staff’s Interpretative Response to Question 5 of Topic 13.A.3(f), which states:

“When both costs and revenue (in an amount equal to or greater than the costs) are deferred, the staff believes that the capitalized costs should be charged to expense proportionally and over the same period that deferred revenue is recognized as revenue.”

As discussed in the response to Comment No. 11, for its Protection One Monitoring segment, the Company amortizes deferred revenue from customer acquisitions related to its residential and commercial customers over a 10-year accelerated basis because it believes this method approximates the amount of revenue that would be recognized if the Company were able to account for these deferred customer revenues utilizing a straight-line amortization method on a specific contract basis.  The associated deferred acquisition costs are amortized, annually and in total, over a 10-year accelerated period in amounts that are equal to the amount of revenue amortized, annually and in total, over the 10-year accelerated period.  The deferred acquisition costs in excess of the deferred acquisition revenues are amortized over the initial term of the contract.

For its Network Multifamily segment, the Company tracks the deferred revenues on a contract by contract basis and amortizes deferred acquisition revenue and an equal amount of associated deferred acquisition costs on a straight-line basis over the estimated 9-year life of the customer. The deferred acquisition costs in excess of the deferred acquisition revenues are amortized over the initial term of the contract.  The Company writes off the unamortized portion of the deferred revenues and costs when the customer relationship terminates.

(g) Customer Accounts, page 10

13.                               Tell us the nature of the “amounts paid to dealers” included in customer accounts and why you believe it is appropriate to capitalize them.

Response:  Prior to the discontinuation of its dealer program (see the response to Comment No. 17 for further discussion of the dealer program), the Company would acquire contracts and the related customer relationships from an external network of independent dealers who operated under the Protection One dealer program.  In conjunction with purchases of customer accounts, the Company typically withheld a portion of the purchase price from the dealer (or “dealer holdback”) as a reserve to offset qualifying losses of the acquired customer accounts for a specified period as provided for in the purchase agreements (please see the response to Comment No. 2 for further discussion relating to dealer holdbacks.)  Amounts paid by the Company, along with the estimated amount of the dealer holdback expected to be paid to the dealer at the end of the holdback period, were capitalized as account acquisition costs and amortized over the average expected life of the customer relationship.  At the end of the holdback period, the initial amount capitalized would be adjusted for any differences between the estimated amount of the dealer holdback and the actual amount paid at the end of the holdback period.

The Company expects the customer relationship to produce cash flows over the expected life of the customer, and the Company believes capitalizing these acquired accounts is appropriate under the guidance of paragraph 9 of SFAS No. 142, “Goodwill and Other Intangible Assets,” which states:

“An intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially recognized and measured based on its fair value.”

5. Debt, page 14

Quadrangle Credit Facility, page 14

14.                               We note that in November 2004, you entered into an exchange agreement with Quadrangle to restructure the debt under the credit facility, subject to closing following the balance sheet date. Please:

•                  Tell us in more detail your accounting for this restructuring of debt and tell us how you evaluated whether it was a troubled debt restructuring under SFAS 15.

•                  Tell us your basis for the valuation of the 16 million shares issued.

•                  Provide us with the journal entries for this exchange.

Response:  The accounting for the debt-for-equity exchange, which was consummated on February 8, 2005, was to reduce the amount of debt exchanged (carrying value of $120 million on the books) and  record the fair value of the equity exchanged, which was determined to be $120 million as additional paid in capital.   No gain or loss was recorded in conjunction with the exchange.

The Company engaged a third party appraisal firm to assist it in determining the fair value of the Company’s equity and to provide a fairness opinion to the Company’s board of directors relating to the exchange.  After considering the relevant facts and circumstances known to the Company, including the third party appraisal firm’s valuation, the Company determined that the fair value of the equity exchanged was equal to the Company’s carrying amount and was well in excess of Quadrangle’s recorded investment in the receivable.  Accordingly, the Company does not believe the exchange qualifies as a “troubled debt restructuring” pursuant to the guidance of paragraph 7 of SFAS 15, which states, in part:

“A debt restructuring is not necessarily a troubled debt restructuring for purposes of this Statement even if the debtor is experiencing some financial difficulties.  For example, a troubled debt restructuring is not involved if (a) the fair value of cash, other assets, or an equity interest accepted by a creditor from a debtor in full satisfaction of its receivable at least equals the creditor’s recorded investment in the receivable; (b) the fair value of cash, other assets, or an equity interest transferred by a debtor to a creditor in full settlement of its payable at least equals the debtor’s carrying amount of the payable…or (d) the debtor issues in exchange for its debt new marketable debt…”

No journal entries were made until February 2005 upon the consummation of the exchange.  The journal entries recorded by the Company in February 2005 were as follows:

Dr. Debt payable	$120,000,000

Cr. Paid-in-Capital	$119,840,000

Cr. Common stock	$160,000

6. Related Party Transactions

Additional Transactions with Westar, page 17

15.                               We note that you recorded a gain of $16.6 million in 2002 as a result of your bond repurchase from Westar. Tell us how you evaluated SAB Topic 5:T.

Response:  Westar periodically purchased the Company’s bonds on the open market from independent third parties and shortly thereafter (typically within three months) sold the bonds to the Company at Westar’s cost, which the Company believes closely approximated the fair market value of the bonds based on then-current market quotes and the relatively short period that had elapsed since Westar’s acquisition of the bonds.

The Company evaluated SAB Topic 5-T and concluded that it did not apply because the Company did not benefit from Westar’s purchases of the Company’s bonds:  no liabilities were paid by Westar on behalf of the Company and no debt was forgiven by Westar.  Although Westar was the majority stockholder of the Company at the time of such purchases, there was no arrangement between the Company and Westar to forgive or reduce that obligation.  The Company did not believe Westar was prohibited from selling the Company’s bonds to an independent third party, and the Company had no control over when or if Westar would sell the bonds back to the Company.

The Company further evaluated paragraph 3 of SFAS 57, which states:

“Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist.  Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.”

The Company determined sufficient evidence was available to verify that the amount paid to Westar for the Company’s bonds was at fair market value and as directed by APB 26, “Early Extinguishment of Debt,” the gain on the transaction was recorded in the period of debt extinguishment.   The Company disclosed the transaction in its filings with the Securities and Exchange Commission as a related party transaction in accordance with SFAS 57, “Related Party Disclosures.”

8. Income Taxes, page 20

16.                               Tell us the nature of the exception in your statement that “the tax sharing settlement also provided for a mutual general release, except with respect to. . .certain alarm monitoring and other service agreements between the Company and Westar.”

Response:  The mutual general releases of Westar and Protection One contained in the Settlement Agreement, dated November 12, 2004, specifically excluded from the operation of the releases (i) the respective representations, warranties, obligations or rights of the parties arising under the Service Agreement between the parties, dated April 1, 1999, as amended (the “Service Agreement”), and (ii) any alarm, access control or other similar service agreements between the parties (Protection One is currently providing certain alarm-related services to Westar). It was the intent of the parties that any liabilities and obligations of the parties arising under these agreements not be subject to the mutual general releases.

Westar ceased providing services to Protection One under the Service Agreement in November 2004. Westar has asserted that Protection One owes it for certain software implementation costs allegedly incurred by Westar to provide certain services under the Service Agreement.  Protection One disputes Westar’s assertion that it owes these charges. This dispute is disclosed at the end of Note 12 of the Company’s Form 10-K for the fiscal year ended December 31, 2004, under the heading Administrative Services Agreement, and at the end of Note 7 of the Company’s Form 10-Q for the quarterly period ended March 31, 2005, under the same heading.  The parties are discussing entering into negotiations to seek to resolve this dispute.

12. Commitments and Contingencies

Dealer Litigation, page 23

17.                               Please define, and tell us how you account for, dealer holdbacks.  Tell us on what basis dealers can assert a claim, other than in accordance with the terms of the contracts.  Tell us why you believe that the aggregate impact of these potential disputes could be material.

Response:  Please see the response to Comment No. 2 for the definition of “dealer holdbacks.”

Under the dealer program, when an account was acquired, the initial amount paid by the Company, along with an estimated amount of the holdback expected to be paid at the end of the guarantee period, were capitalized as account acquisition costs.  The estimated amount of holdback expected to be paid at the end of the guarantee period was also established at that time as a liability.  The Company amortized account acquisition costs over the expected life of the customer relationship.  At the end of the guarantee period, the initial amount capitalized was adjusted for any differences between the estimated amount of holdback and the actual amount paid at the end of the guarantee period.   Similarly, accumulated amortization was adjusted for amortization from the accounts returned to the selling dealer.  The Company no longer has an active dealer program and therefore currently has no holdback liability.

As the Company’s public filings with the Securities and Exchange Commission have indicated, certain former dealers have brought various claims against the Company, including: improper retention of holdback; improper calculation of holdback amounts; the Company’s allegedly poor customer service was the cause of account attrition, and not the fault of the dealer; failure to provide promised customer leads; violation of state business opportunity (i.e., franchise) laws; and other causes of action.

Although Protection One believes it has complied with the terms of its agreements with dealers and has not improperly retained or miscalculated holdback amounts or otherwise materially violated any other applicable legal requirement, the size of the former dealer network (over 500 dealers at its height in 1999), and a correspondingly high volume of account purchases from former dealers, militated in favor of a conservative position with respect to the possible aggregate impact of continuing dealer claims.

Please note that Protection One commenced winding down its dealer program in late 1999 and by early 2002 had only two dealers. Protection One has had no authorized dealers since early 2003. Not surprisingly, the number and materiality of former dealer claims has been steadily declining since 2001, and at this time, the Company’s management does not anticipate significant future claims by former dealers. Accordingly, the Company is considering revising its future disclosures with respect to such claims, as management now believes that remaining and any future dealer claims will not be material, either on an individual or aggregate basis.

*                                         *                                         *                                         *

The Company hopes that the foregoing has been responsive to the Staff’s comments.  In addition, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2004;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter, please contact me at (785) 856-9370.

Sincerely,

/s/ Darius G. Nevin
Darius G. Nevin
Executive Vice President and Chief Financial Officer

cc:	Richard Ginsburg, Protection One, Inc.
Eric A. Devin, Protection One, Inc.
Bob Duckworth, Deloitte & Touche LLP
John M. Jennings, Kirkland & Ellis LLP

EXHIBIT I

April 22, 2005

Accounting Group – Interpretations

Office of the Chief Accountant

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1103

VIA FAX:  202-942-9656

Re: Protection One, Inc. request related to SAB Topic 5J “Push Down Basis of Accounting Required in Certain Limited Circumstances”

Protection One, Inc. “the Company” intends to apply push down basis of accounting as of February 8, 2005 due to the transactions involving its majority shareholder that now owns 97.3% of the outstanding shares of common stock of the Company.  The Company further believes that this new basis of accounting should be reported on a prospective basis from the date the majority shareholder acquired substantially all of the Company’s outstanding common stock (i.e., 95% or more). This shareholder acquired 86.8% of the Company on February 17, 2004 but the Company elected not to apply push down accounting at that time.

Overview

The Company is a leading national provider of security alarm monitoring services, providing installation, maintenance and electronic monitoring of alarm systems to single-family residential, commercial, multifamily and wholesale customers.  Protection One, Inc. was incorporated in 1991 and in October 1994 completed its Initial Public Offering.

See attached Appendix A for Condensed Consolidated Financial Information of the Company as of and for the years ended December 31, 2004, 2003 and 2002.

Timing Considerations

The Company’s filing deadline for its first quarter report on Form 10-Q is May 16, 2005.  We recognize there are competing demands for the staff’s time and are appreciative of the staff’s consideration of our timing.

Discussion of Specific Facts and Circumstances

The Company is publicly traded on the OTC Bulletin Board (stock symbol “PONN”).  Prior to February 17, 2004, 87.6% of the Company was beneficially owned by Westar Energy, Inc. “Westar” with the remaining 12.4% widely held by minority shareholders.  Westar was also the lender under the Company’s $215.5 million credit facility, and the Company had other outstanding debt in the form of senior and subordinated notes totaling $331.1 million.

On February 17, 2004, POI Acquisition I, Inc., which is owned by POI Acquisition, LLC and Quadrangle Master Funding Ltd, affiliates of Quadrangle Group LLC (which we refer to collectively as “Quadrangle”), acquired approximately 86.8% of the Company’s outstanding common stock from Westar.  Quadrangle also acquired the rights and obligations as the lender under the existing credit facility (now referred to as the Quadrangle credit facility).  Quadrangle paid approximately $152.5 million to Westar as consideration for both the common stock and the Quadrangle credit facility.

The Company evaluated SAB Topic 5J “Push Down Basis Of Accounting Required In Certain Limited Circumstances” (Topic 5J) and determined that push down accounting was not required at that time because Quadrangle had not acquired substantially all of the outstanding common stock of the Company (i.e., owned 86.8%).  In addition, there was no collaborative group as the minority shares, which are widely held, remained outstanding and were unaffected by Quadrangle’s acquisition.

On November 12, 2004, the Company entered into an exchange agreement with Quadrangle to restructure the debt under the Quadrangle credit facility.  Upon the closing of the exchange agreement on February 8, 2005, Quadrangle reduced the aggregate principal amount outstanding under the Quadrangle credit facility by $120.0 million in exchange for additional shares of the Company’s common stock.  The newly issued shares, together with the shares currently owned by Quadrangle, resulted in Quadrangle’s owning substantially all of the Company’s common stock as of the closing of the debt-for-equity exchange (i.e., owned 97.3%).

Specific Issues

Due to the increase in Quadrangle’s ownership from 86.8% to 97.3%, the Company is now substantially wholly owned and intends to push down Quadrangle’s basis to the Company’s assets and liabilities, establishing a new basis of accounting effective February 8, 2005.

The Company believes that this accounting treatment is consistent with the guidance of the Interpretative Response to Question 1 of Topic 5J which states, in part, that “the staff believes that purchase transactions that result in an entity becoming substantially wholly owned (as defined in Rule 1-02(aa) of Regulation S-X) establish a new basis of accounting for the purchased assets and liabilities.”

We also considered whether we should account for the push down as a change in reporting entity under Accounting Principles Board Opinion No. 20 “Accounting Changes” (APB 20) which requires restatement of previously issued financial statements upon a change in the reporting entity.  According to paragraph 12 of APB 20:

One special type of change in accounting principle results in financial statements which, in effect, are those of a different reporting entity.  This type is limited mainly to (a) presenting consolidated or combined statements in place of statements of individual companies, (b) changing specific subsidiaries comprising the group of companies for which consolidated financial statements are presented, and (c) changing the companies included in combined financial statements.  A different group of companies comprise the reporting entity after each change.

We do not believe that our fact pattern aligns with any of the three enumerated scenarios in paragraph 12 of APB 20 and therefore we do not believe we have experienced a change in reporting entity requiring restatement of previously issued financial statements.

Analysis of the Current and Future Financial Statement Impact

Since the Company remains the reporting entity we believe that the push down adjustments will be reflected as of February 8, 2005.  See Appendix B attached hereto for sample financial statements that show the form and format we believe should be utilized to reflect the periods impacted by the push down accounting adjustments.  We will also further provide an explanatory note to the financial statements which we expect will be similar to the following:

As a result of Quadrangle’s increased ownership interest, the Company has ‘‘pushed down’’ Quadrangle’s basis to a proportionate amount of the Company’s underlying assets and liabilities acquired based on the fair market values of the assets and liabilities. The Company retained an independent third party appraiser to determine the fair market value of its intangible assets and certain fixed assets and to assess the reasonableness of the values of other assets and liabilities.  The primary changes to the balance sheet reflect (1) the reduction of deferred customer acquisition costs and revenues, which have been subsumed into the fair market value adjustment for customer accounts, (2) the adjustment to the carrying values of debt to estimated fair market value (or Quadrangle basis in the case of the credit facility) and (3) the adjustment to historical goodwill to reflect goodwill arising from the push down accounting adjustments.  The primary changes to the income statement reflect (1) the reduction in amortization related to the reductions to the amount of deferred acquisition costs and deferred acquisition revenues, (2) an increase in interest expense due to accretion of debt discounts arising from differences in fair values and carrying values of the Company’s debt instruments and (3) the reduction in amortization related to the reduction in the amortizable base of customer accounts.

Due to the impact of the changes resulting from the push down accounting adjustments described above, the income statement presentation separates the Company’s results into two periods:  (1) the period ending with the February 8, 2005 consummation of the exchange transaction and (2) the period beginning after that date utilizing the new basis of accounting.  The results are further separated by a heavy black line to indicate the effective date of the new basis of accounting.  Similarly, the current and prior period amounts reported on the Balance Sheet are separated by the heavy black line to indicate the application of a new basis of accounting between the periods presented.

The Company’s Audit Committee

The audit committee has been consulted regarding the push down accounting issue, concurs with management’s conclusions and has approved management’s recommendation to submit this pre-clearance letter.

The Company’s Auditors

The Company has consulted with its independent registered public accounting firm, Deloitte and Touche LLP “D&T”, including Bob Duckworth, the lead client service partner serving the Company, and James V. Schnurr, John Wolfson, and Michael S. Thompson, partners in the national office, and they concur with our conclusions herein.

Thank you for your attention to this matter.  If you have any questions or need additional information my contact information is included with the attached list of contacts.  I look forward to hearing from you soon.

Sincerely,

/s/ Andy Devin
Andy Devin
Vice President, Treasurer and Controller

cc:                                 Carol Stacey, Chief Accountant, Division of Corporation Finance

Darius Nevin, Executive Vice President and Chief Financial Officer

Bob Duckworth, Deloitte

James Schnurr, Deloitte

John Wolfson, Deloitte

Michael Thompson, Deloitte

Protection One, Inc.

Pre-Clearance Letter dated April 22, 2005

Contact Information

Company:	Andy Devin, Vice President, Treasurer and Controller
	Phone: 785-856-9740	email: andydevin@protectionone.com

Darius G. Nevin, Executive Vice President and Chief Financial Officer
	Phone: 785-856-9370	email: dariusnevin@protectionone.com

D&T:	Bob Duckworth, Partner, Kansas City, MO
	Phone: 816-881-5152	email: bduckworth@deloitte.com

James V. Schnurr, Partner, Wilton, CT
	Phone: 203-761-3539	email: jschnurr@deloitte.com

John Wolfson, Partner, Wilton, CT
	Phone: 203-761-3741	email: jwolfson@deloitte.com

Michael S. Thompson, Partner, Wilton, CT
	Phone: 203-761-3308	email: mikethompson@deloitte.com

APPENDIX A

Protection One, Inc.

Condensed Consolidated Financial Information

	2004	2003	2002
	(in thousands)
Total Assets	$461,044	$809,022	$837,572
Total stockholders’ equity (deficiency in assets)	$(177,609)	$146,174	$168,147
Total revenues	$269,259	$277,085	$290,580
Gross profit (exclusive of amortization and depreciation shown below)	$167,680	$174,880	$177,422
Loss from continuing operations before income taxes	$(84,327)	$(51,905)	$(483,127)
Net cash provided by operating activities	$61,814	$59,035	$43,391

APPENDIX B

PROTECTION ONE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except for per share amounts)

(Unaudited)

	March 31,	December 31,
	2005	2004
	(see Note)	(see Note)
ASSETS
Current assets:
Cash and cash equivalents	$13,210	$52,528
Restricted cash	931	926
Receivables, net	21,791	24,219
Inventories, net	4,954	5,228
Prepaid expenses	5,370	5,793
Other miscellaneous receivables	119	5,494
Other	3,623	2,375
Total current assets	49,998	96,563
Property and equipment, net	29,608	31,152
Customer accounts, net	328,260	176,155
Goodwill	12,707	41,847
Deferred customer acquisition costs	43,600	107,310
Other	7,231	8,017
Total Assets	$471,404	$461,044
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS)
Current liabilities:
Current portion of long-term debt, including $51,743 and $201,000 due to related parties at March 31, 2005 and December 31, 2004, respectively	$216,057	$395,417
Accounts payable	3,692	2,266
Accrued liabilities	20,436	37,088
Due to related party	335	335
Deferred revenue	34,310	34,017
Total current liabilities	274,830	469,123
Long-term debt, net of current portion	98,887	110,340
Deferred customer acquisition revenue	22,618	57,433
Other liabilities	1,694	1,757
Total Liabilities	398,029	638,653
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $.10 par value, 5,000,000 shares authorized	—	—
Common stock, $.01 par value, 150,000,000 shares authorized	182	26
Additional paid-in capital	73,677	1,380,728
Accumulated other comprehensive income	—	162
Deficit	(484)	(1,523,913)
Treasury stock, at cost	—	(34,612)
Total stockholders’ equity (deficiency in assets)	73,375	(177,609)
Total Liabilities and Stockholders’ Equity (Deficiency in Assets)	$471,404	$461,044

Please note that the above amounts are for illustrative purposes only.

PROTECTION ONE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Dollars in thousands, except for per share amounts)

(Unaudited)

	Three months ended March 31, 2005
	February 9 – March 31	January 1 – February 8	January 1 – March 31, 2004
	(see Note)	(see Note)	(see Note)
Revenues:
Monitoring and related services	$35,123	$26,455	$61,875
Other	1,744	2,088	5,257
Total revenues	36,867	28,543	67,132

Cost of revenues (exclusive of amortization and depreciation shown below):
Monitoring and related services	9,928	7,400	17,470
Other	2,600	3,314	7,342
Total cost of revenues	12,528	10,714	24,812
Gross profit (exclusive of amortization and depreciation shown below)	24,339	17,829	42,320

Operating expenses:
Selling	3,762	3,989	7,418
General and administrative	9,281	8,104	18,111
Change in control and debt restructuring costs	—	5,939	17,130
Amortization and depreciation	7,085	6,631	19,660
Total operating expenses	20,128	24,663	62,319
Operating loss	4,211	(6,834)	(19,999)
Other (income) expense:
Interest expense	4,829	4,412	7,850
Related party interest			3,223
Other	(145)	(15)	(11)
Loss before income taxes	(473)	(11,231)	(31,061)
Income tax benefit (expense)	(11)	(61)	(278,322)
Net loss	$(484)	$(11,292)	$(309,383)

Other comprehensive income, net of tax:
Unrealized gain on marketable securities	—	—	8
Comprehensive loss	$(484)	$(11,292)	$(309,375)

Basic and diluted per share information:
Net loss per common share	$(0.03)	$(5.74)	$(157.36)

Weighted average common shares outstanding (in thousands)	18,199	1,966	1,966

Please note that the above amounts are for illustrative purposes only.

EXHIBIT II

May 10, 2005

Accounting Group – Interpretations

Attention:  Mr. Tony Lopez

Office of the Chief Accountant

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1103

VIA FAX:  202-942-9656

Re:  Protection One, Inc. request related
to SAB Topic 5J “Push Down Basis of
Accounting Required in Certain Limited
Circumstances”

Mr. Lopez:

I would like to thank you and the other members of the staff for your timely consideration of the issues addressed in our correspondence of April 22, 2005 and as discussed during our call today.

The purpose of this letter is to confirm our understanding that the SEC staff will not object to our applying push down accounting as of February 8, 2005, the date at which Quadrangle acquired “substantially all” of the company’s common stock, and our reporting on such new basis of accounting on a prospective basis.

Sincerely,

/s/Andy Devin
Andy Devin
Vice President, Treasurer and Controller

cc:	Carol Stacey, Chief Accountant, Division of Corporation Finance
Darius Nevin, Executive Vice President and Chief Financial Officer
Bob Duckworth, Deloitte & Touche LLP
James Schnurr, Deloitte & Touche LLP
John Wolfson, Deloitte & Touche LLP
Michael Thompson, Deloitte & Touche LLP